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SEC FILE NUMBER
8 - 66185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 26 2014
Wash., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GWN Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry R. Rittman - Vice President & CFO 561-472-2048
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OD 3/21/14

OATH OR AFFIRMATION

I, *DENIS WALSH*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GWN SECURITIES, INC. as of Dec 31, 2013*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ______________________
Signature

President
Title

x ______________________
Notary Public

IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2017
Commission # EE 852769
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(c)(3).

GWN SECURITIES, INC.

(A Wholly Owned Subsidiary of World Investment Network, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash	$ 1,898,016	$ 1,944,387
Commissions receivable	4,696,622	4,234,745
Due from clearing broker (including a deposit of $25,000)	131,177	64,638
Prepaid expenses	76,193	26,676
Equipment (net of accumulated depreciation of $138,321 and $86,597)	81,400	137,565
Deferred tax asset, net	83,070	41,074
Total assets	$6,966,478	$6,449,085
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$4,547,944	$3,843,852
Accounts payable and accrued expenses	330,122	326,070
Due to parent	-	278,253
Income tax payable to parent	153,422	241,790
Total liabilities	5,031,488	4,689,965
Commitments and Contingencies		
Stockholder's equity		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	636,273	636,273
Retained earnings	1,298,716	1,122,846
Total stockholder's equity	1,934,990	1,759,120
Total liabilities and stockholder's equity	$6,966,478	$6,449,085

The accompanying notes are an integral part of this statement.

GWN SECURITIES, INC.

(A Wholly Owned Subsidiary of World Investment Network, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1. Nature of operations

GWN Securities, Inc. (The "Company") is a broker-dealer and registered investment advisor registered with the Securities and Exchange Commission (the "SEC") and is a member firm of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of World Investment Network, Inc. (the "Parent").

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the amounts of revenue and expenses.

Revenue and expense recognition
Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

Cash
All cash deposits are held at one financial institution and therefore are subject to the credit risk at that institution. At times the cash deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Equipment and depreciation
Equipment is stated at historical cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is three years. Total depreciation for the years ended December 31, 2013 and 2012 was $76,204 and $70,627 respectively.

Income taxes
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

3. Transactions with related parties

The Company paid $326,202 and $335,413 each of the years ended December 31, 2013 and 2012, respectively, to the parent for rental of the office, furniture and equipment. The lease is month to month and may be canceled at any time.

4. Income taxes

The income tax expense for the years ending December 31, 2013 and 2012 are summarized as follows:

	Current	Deferred	Total
Years ended December 31, 2013:			
Federal	$ 130,998	$ (35,858)	$ 95,140
State	22,424	(6,138)	16,286
	$ 153,422	$ (41,996)	$ 111,426
Years ended December 31, 2012:			
Federal	$ 206,450	$ (36,853)	$ 169,597
State	35,340	(6,309)	29,031
	$ 241,790	$ (43,162)	$ 198,628

Income tax differs from the amount computed by applying the statutory federal income tax rate of 34% to income tax before taxes as follows:

	2013	2012
Tax expense (benefit) at statutory federal income tax rate	$ 97,680	$ 168,435
State income taxes, net of federal benefit	10,749	28,831
Other	2,997	1,362
	$ 111,426	$ 198,628

As of December 31, 2013 and 2012, the deferred tax asset resulted primarily from timing differences between book and tax. The tax effects of these differences at December 31, 2013 and 2012 were as follows:

	2013	2012
Accrued expenses	$ 11,598	$ 9,031
Deferred revenue	101,237	82,572
Depreciation	(29,765)	(50,529)
	83,070	41,074
Less valuation allowances	-	-
Net deferred tax asset	$ 83,070	$ 41,074

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2013 and 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

5. Commitments and contingencies

The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

6. Credit risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

7. Concentration

A portion of the Company's assets are held at the clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

8. Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $1,692,476 and $1,553,805, respectively, which was $1,357,043 and $1,241,141, respectively in excess of its required net capital of $335,433 and $312,664, respectively. The Company's net capital ratio was 2.97:1 and 3.01:1, respectively.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
GWN Securities Inc.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GWN Securities Inc., (the Company) (a wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GWN Securities Inc., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2014